Filed by Ocean Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation and Ocean Energy, Inc. have filed a proxy statement/ prospectus with the Securities and Exchange Commission and sent copies to each company’s stockholders. Investors are urged to read the proxy statement/prospectus because it contains important information about Devon and Ocean and the proposed transaction. Investors may obtain a free copy of the proxy statement/prospectus and other documents flied by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.Roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com. Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Devon and Ocean in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders of Ocean and Devon is set forth in the proxy statement/prospectus.

Dear Stockholders:

      As you know, Devon Energy Corporation and Ocean Energy, Inc. agreed to combine their businesses by merging a wholly owned subsidiary of Devon into Ocean. Previously we sent to you the proxy statement/prospectus, dated March 20, 2003, which described the merger and included a notice of special meeting of the stockholders of each of Devon and Ocean to be held on April 25, 2003. We have also sent you a proxy statement/prospectus supplement dated April 1, 2003. The issuance of shares of Devon common stock pursuant to the merger agreement requires the approval of Devon stockholders. In addition, the merger agreement must be adopted by Ocean stockholders. In the merger, each Ocean common stockholder will receive 0.414 of a share of Devon common stock for each share of Ocean common stock that the stockholder owns, and Ocean will become a subsidiary of Devon. This proxy statement/prospectus supplement is provided to supplement the information contained in the proxy statement/prospectus and the prior supplement.

      Ocean has determined to change its method for estimating proved reserves for periods ending after December 31, 2002 to conform to the Securities and Exchange Commission’s interpretation of its guidelines regarding the recording of proved reserve estimates of oil and gas deposits located below the lowest known hydrocarbon identified by way of well penetration where such reserves are not supported by production data. Although Ocean believes its method of estimating and recording such reserves is technically sound and consistent with industry standards, it has decided to make this change to its method, after SEC review, to be consistent with the SEC’s interpretation of its applicable regulations and guidelines. Devon has followed, and intends to continue to follow, this changed method after the closing of the merger.

      This change of method does not apply to any of Ocean’s fiscal periods ending before January 1, 2003, and has no impact on the combined company’s pro forma financial statements included in the proxy statement/prospectus previously sent to stockholders in connection with the merger. However, to illustrate the potential effect of this change of method, if the changed method had applied to Ocean’s fiscal year ended December 31, 2002, Ocean’s total proved reserves would have been approximately 3% lower (578 MMBoe instead of 593 MMBoe), and, on a pro forma basis as of December 31, 2002, the combined company’s total proved reserves as of December 31, 2002 would have been approximately 0.7% lower (2,187 MMBoe instead of 2,203 MMBoe). In that case, on a pro forma basis for the year ended December 31, 2002, the combined company’s depreciation, depletion and amortization expense would have been $12 million higher ($1,823 million instead of $1,811 million), and the combined company’s net earnings applicable to common stockholders would have been $8 million lower ($58 million instead of $66 million). These figures are provided purely for illustrative purposes. The actual effect of the change in method on the combined company following the merger will depend on a number of factors, including the combined company’s progress in developing its properties.

      Ocean’s board of directors continues to recommend that Ocean stockholders vote to adopt the merger agreement. Devon does not believe that the change in method regarding Ocean’s proved reserves described in this supplement diminishes the desirability of the merger from Devon’s perspective or diminishes the value of Ocean’s oil and gas properties, and Devon’s board of directors continues to recommend that Devon stockholders vote to approve the issuance of Devon common stock pursuant to the merger agreement and the adoption of the new long-term incentive plan as described in the proxy statement/prospectus.

      Regardless of the number of shares that you own or whether you plan to attend a meeting, it is important that your shares be represented and voted. See pages 31-34 of the proxy statement/prospectus for voting instructions. If you have already voted, no further action is required. If you have not voted, we request that you do so promptly.

James T. Hackett	J. Larry Nichols
Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer
OCEAN ENERGY, INC.	DEVON ENERGY CORPORATION

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under the proxy statement/prospectus and this proxy statement/prospectus supplement or determined if the proxy statement/prospectus and this proxy statement/prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

      The date of this proxy statement/prospectus supplement is April 14, 2003.

Investor Notice

      Devon Energy Corporation and Ocean Energy, Inc. have filed a proxy statement/prospectus with the Securities and Exchange Commission and sent copies to each company’s stockholders. Investors are urged to read the proxy statement/prospectus because it contains important information about Devon and Ocean and the proposed transaction. Investors may obtain a free copy of the proxy statement/prospectus and other documents flied by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.Roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com. Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Devon and Ocean in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders of Ocean and Devon is set forth in the proxy statement/prospectus.